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Here's your reminder email about becoming a shareholder in Ad Fontes Media

through our Community Round on WeFunder

Reminder: Some of you love our content but don't love any emails related to fundraising. That's ok! Just email us back with "no fundraising" and you won't get any more on this subject, but you'll still get our regular newsletters.

Happy Monday!

Allow me to use today's reminder email to give you some insight into our business model that's not readily apparent to most of our email list subscribers, and to tell you about a conference in Cannes I am going to next week. This conference was really instrumental to our go-to-market strategy last year and is shaping up to have an even bigger impact this year.

Most people know we make the Media Bias Chart. You can go to our site and easily understand that you can subscribe for enhanced access to our data as an individual and to media literacy education tools as an educator. But most people don't understand that there is a large B2B (business-to-business) market for our data on news sources.

There are two main kinds of business customers for our data—news publishers themselves, who want third-party auditing and validation of their reliability and bias metrics, and advertisers, who want assurance that they are spending their advertising dollars with only the highest reliability, least biased news publishers. In the past year, we have grown our business significantly with both news publishers and advertisers.

There is a particularly large upside selling our data to advertisers. In the past ten years or so, many of them have avoided advertising in news entirely because they have wanted to avoid the risk of inadvertently sponsoring misinformation or appearing to support any extreme political views. But this has caused them to miss out on advertising on a type of content—high quality news—that is quite effective. It's also hurt journalism outlets themselves, many of which have shuttered recently. There are lots of eyeballs on the news, and ads there are more effective than ads on other types of content. Advertisers can literally make more money when they advertise on the news more.

We help them get back to advertising on the news with confidence that their ads won't end up somewhere they don't want them to be. The way we make money on our data is a little technologically complex; it's integrated at the point of sale into digital advertising platforms like The Trade Desk and PubMatic, which you might not be familiar with if you are not in the advertising industry.

But you know who is familiar with those platforms and all these issues? People that attend the Cannes Lions International Festival of Creativity, which is a huge ad industry conference taking place next week where we have been invited to talk on several panels about exactly these topics.

Here's a promo for just one of the panels I am speaking on next week—each of the other panelists are the Chief Revenue Officers of their respective organizations, and Kara Swisher is moderating:


WEDNESDAY, JUNE 19
10:15am-11:00am
WHALAR HOUSE ON CABANA ROW
THE BUSINESS OF NEWS
Johanna Mayer Jones
The Washington Post
Joy Robins
The New York Times
Josh Stinchcomb
Wall Street Journal
Barron's Group
Jed Dederick
The Trade Desk
Vanessa Otero
Ad Fontes Media
Kara Swisher
New York Magazine
Christine Cook
Bloomberg Media
whalar.com/cannes-2024
STAGWELL
ad fontes media
CANNES LIONS
whalar group

Our Chief Strategy Office Lou Paskalis, who has attended Cannes as a marketing leader each of the last 13 years, is a well-respected industry voice across a variety of topics. He is highly sought out to not only moderate and speak on such panels, but to organize them to talk about the most pressing issues facing the ad industry. Because of his influence, we were able to lead conversations about this issue at Cannes last year. Since then, we've convinced several major advertisers to change their stance from "no advertising on news" to "advertising on news using Ad Fontes data to guide us." We are proud of our success on this front, and our presence at the following events in Cannes this year should only accelerate this trend and increase our opportunity to monetize our data.


Join us in Cannes
Panel and hosted events schedule:
Tuesday, 18 June 2024
2:15 PM Diversity is the Key That Unlocks Business Growth
Whalar House Stage
Tuesday, 18 June 2024
3:00 PM The Path Forward for Brand Safety and Hard News
Wall Street Journal House
Wednesday, 19 June 2024
10:15 AM The Business of News
Whalar House Stage
Wednesday, 19 June 2024
10:15 AM Trust and the Future of Media
Bobo Bistro
Wednesday, 19 June 2024
12:30 PM The Future of News: Why News Audiences Matter as Much as Sport Junkies
Sport Beach
Wednesday, 19 June 2024
2:00 PM What's Media Good For?
Good Loop House
ad fontes media
Vanessa Otero
CEO, Ad Fontes Media
Lou Paskalis
CSO, Ad Fontes Media
Kenny Paul
EVP of Partnerships,
Ad Fontes Media
Panelist and location details at: https://adfontesmedia.com/see-us-in-cannes"

I'll send additional updates from the ground next week. This is a pivotal time for our company and I'd love for you to join us in seizing the opportunity in front of us.

Find out more about investing in Ad Fontes Media

Additional details and terms of this equity crowdfunding raise are here on our campaign page.

If you're not familiar with WeFunder and how investing in companies like ours works, please check out the Investor FAQ on the site.

Email me back with any questions you have, and I'll respond as soon as I can!

Yours Truly,
Vanessa

Vanessa Otero
Founder/CEO
Ad Fontes Media

View Campaign

Testing the Waters Disclosure
We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

  



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